Exhibit 10.1

Dear Glenn,

This letter and your employment will be effective on your Start Date (defined below) and sets forth our offer to you to join The Gap, Inc. (the “Company”) as Chief Executive Officer. Your “Start Date” shall be July 30, 2007 if you obtain admission to the United States by the United States Customs and Border Protection Agency in a classification authorizing work for the Company in the United States (“Admission”) on or before July 30, 2007, or if not, then your Start Date shall be the business day after the date you obtain Admission, provided that this letter and your employment will only be effective if the Company receives your authorization to work in the United States on or prior to your Start Date. You agree that (i) if you personally receive the Form I-797 Approval Notice issued by U.S. Citizenship and Immigration Services classifying you as an O-1 nonimmigrant (“Form I-797 Approval Notice”) by 9:00 a.m Eastern Time on July 29, 2007, you will seek Admission on July 29, 2007, and (ii) if you personally receive the Form I-797 Approval Notice after 9:00 a.m. Eastern Time on July 29, 2007, you will seek Admission within 24 hours of receipt of the Form I-797 Approval Notice.

1. Duties and Scope of Employment. The Company agrees to employ you on an “at-will” basis in the position of Chief Executive Officer. You will report directly to the Company’s Board of Directors (the “Board”) and be given such duties, authorities, and responsibilities that are consistent with your being the Company’s most senior executive officer as determined by the Board. During your employment, you will devote your full business efforts and time to the Company. You may engage in civic and charitable activities in your individual capacity, and, subject to the consent of the Board, may serve on the board of directors of another company so long as such activities do not interfere with the performance of your responsibilities to the Company. Your primary work place will be at the Company’s corporate headquarters in San Francisco, California.

2. Board Service. The Governance, Nominating and Social Responsibility Committee of the Board will recommend to the Board that you be made a Director of the Board without prejudice to the shareholders’ ability to remove or not re-elect you. The Governance, Nominating and Social Responsibility Committee of the Board will also recommend to the Board that you be made Chairman of the Board without prejudice to the Board’s ability to remove you as Chairman.

3. Salary and Incentive Compensation.

(a) Salary. Your annual salary will be U.S. $1,500,000, payable every two weeks in accordance with the Company’s normal payroll practices. The Compensation and Management Development Committee of the Board (“the Committee”) will review your salary at least annually.

(b) Initial Bonus. You will receive a bonus of U.S. $1,000,000 within 30 days of your Start Date. In the event you voluntarily terminate your employment without Good

Reason (as defined in Section 13(b)) or your employment is terminated for Cause prior to the second anniversary of your Start Date, you will be required to repay a pro rata portion (based on the number of full calendar months remaining in the initial 24 months of employment divided by 24 months) of this bonus (net of any associated income or employment taxes not recovered in a later period) within sixty (60) days of your Termination Date (as defined in Section 9). For all purposes under this letter, the term “Cause” shall mean any of the following committed by you: (i) willful failure to follow the reasonable and lawful directions of the Board; (ii) conviction of a felony (or a plea of guilty or nolo contendere by you to a felony); (iii) acts of fraud, material dishonesty or misappropriation committed by you against the Company and intended to result in personal enrichment; (iv) willful misconduct by you in the performance of your material duties required by this letter which is likely to materially damage the Company’s financial position or reputation; (v) a material breach of this letter; (vi) your material breach of the Company’s policies and procedures; or (vii) any breach by you of the Company’s Code of Business Conduct. To terminate your employment for “Cause”, the Board must determine in good faith that Cause has occurred, the Company must give you written notice detailing the specific clause of the definition of Cause on which termination is based and the Company must deliver to you a copy of a resolution duly adopted by a majority of the entire Board (excluding you) at a meeting of the Board called and held for such purpose that finds in the good faith opinion of the Board, Cause has occurred and states the basis of that belief. With respect to Sections 3(b)(i), (v), (vi), and (vii), the Board shall give you 10 business days notice of its good faith determination that Cause has occurred and shall give you 10 business days following the end of such notice period during which to cure the applicable failure or breach to the good faith satisfaction of the entire Board (excluding you) at a meeting of the Board called and held for such purpose.

(c) Annual Bonus. You will be eligible for an annual bonus based on achievement of the Company’s financial objectives, subject to the terms and conditions of the Executive Management Incentive Compensation Award Plan or any successor plan. Your annual target bonus will be 150% of your base salary. Depending on results, your actual bonus, if any, may be higher or lower. Your maximum annual bonus will be 300% of your base salary. Any bonus payments will be prorated based on changes in base salary or incentive target that may occur during the fiscal year. The Committee has the right to modify the program at any time. Committee discretion can be used to modify the final award amount.

For fiscal year 2007 only, in lieu of the annual bonus described in this Section 3(c), you will receive a bonus equal to 150% of your base salary, prorated based on the Start Date for the time you are employed by the Company during fiscal 2007, provided you are employed by the Company on the date bonuses are paid to other executives of the Company.

Starting in fiscal year 2008, while you are employed under the terms of this letter, you will recommend performance measures and payout levels with respect to the Company’s annual bonus program for yourself and other senior executives, but such performance measures and payout levels will be determined by the Committee, in its sole discretion and in accordance with the terms and conditions of the applicable bonus program.

(d) Long-Term Incentive Awards. Your offer includes long-term incentive awards, which give you the opportunity to share in the Company’s success over time.

(i) Fair Market Value Stock Options. The Committee approved a stock option grant to you effective on your Start Date to purchase 2,000,000 shares of Company common stock, subject to the provisions of the Company’s 2006 Long-Term Incentive Plan and the award agreement thereunder. The option price is determined by the fair market value of the stock on the Start Date. These options will become vested and exercisable as shown in the schedule below, provided you are employed by the Company on the vesting date. These options must be exercised within ten years from the Start Date or within three months, or in the case of termination due to death or Retirement (as defined in the Company’s 2006 Long-Term Incentive Plan), within 12 months, of your Termination Date (as defined in Section 9), whichever is earlier, or you will lose your right to do so.

•	Option to purchase 200,000 shares vesting one year from the Start Date;

•	Option to purchase 300,000 shares vesting two years from the Start Date;

•	Option to purchase 300,000 shares vesting three years from the Start Date;

•	Option to purchase 400,000 shares vesting four years from the Start Date;

•	Option to purchase 400,000 shares vesting five years from the Start Date; and

•	Option to purchase 400,000 shares vesting six years from the Start Date.

(ii) Premium-Priced Stock Options. The Committee approved a stock option grant to you effective on your Start Date to purchase 2,000,000 shares of the Company common stock, subject to the provisions of the Company’s 2006 Long-Term Incentive Plan and the award agreement thereunder. The option price will be 115% of the fair market value of the stock on the Start Date. These options will become vested and exercisable as shown in the schedule below, provided you are employed by the Company on the vesting date. These options must be exercised within ten years from the Start Date or within three months, or in the case of termination due to death or Retirement (as defined in the Company’s 2006 Long-Term Incentive Plan), within 12 months, of your Termination Date (as defined in Section 9), whichever is earlier, or you will lose your right to do so.

•	Option to purchase 200,000 shares vesting one year from the Start Date;

•	Option to purchase 300,000 shares vesting two years from the Start Date;

•	Option to purchase 300,000 shares vesting three years from the Start Date;

•	Option to purchase 400,000 shares vesting four years from the Start Date;

•	Option to purchase 400,000 shares vesting five years from the Start Date; and

•	Option to purchase 400,000 shares vesting six years from the Start Date.

(iii) Performance Share Award. The Committee approved a performance share award for you with a target payout opportunity equal to 1,000,000 shares, effective on your Start Date, subject to the provisions of the Company’s 2006 Long-Term Incentive Plan and the award agreement thereunder (the “Initial Performance Share Award”). The Initial Performance Share Award will be paid in Company common stock upon vesting. The actual payout (ranging from zero to 2,000,000 shares) will be determined based upon cumulative reported net earnings (subject to adjustment for those items specified in the resolutions of the Committee approving the Initial Performance Share Award) for fiscal years 2008, 2009, 2010, and 2011, as follows:

•	Less than $4.164 billion: None;

•	Equal to or greater than $4.164 billion but less than $4.467 billion: 500,000 shares;

•	Equal to or greater than $4.467 billion but less than $5.011 billion: 1,000,000 shares;

•	Equal to or greater than $5.011 billion but less than $5.860 billion: 1,500,000 shares; and

•	Equal to or greater than $5.860 billion: 2,000,000 shares.

Subject to Section 11(iv), the award will become vested and paid out in Company common stock as shown in the schedule below, provided that the award is earned as set forth in this Section 3(d)(iii) and provided you are employed with the Company on the vesting date.

•	One-third vesting five years from the Start Date;

•	One-third vesting six years from the Start Date; and

•	One-third vesting seven years from the Start Date.

Except as set forth in this letter or as may otherwise be determined by the Committee in its sole discretion, you will not be eligible to receive any other long-term incentive awards (whether stock or cash-based) until 2011. Beginning in 2011, during your employment hereunder, you will be eligible to participate in the Company’s long-term incentive compensation arrangements as in effect from time to time subject to the sole discretion of the Committee.

4. Benefits. During your employment with the Company hereunder, you will be eligible to participate in the Company’s employee benefit plans on terms and conditions generally applicable to other senior executives of the Company. Under the current policy (which is subject to change from time to time), you will be eligible for 30 days of Paid Time Off (“PTO”) on an annual basis in addition to seven company-paid holidays. PTO accrues each pay period up to a cap of 35 days based on regular hours paid, and can be used for vacation, illness or charitable, non-profit or other personal business.

5. Indemnification. The Company shall indemnify you to the maximum extent permitted by applicable law and the Company’s bylaws with respect to your employment hereunder and you shall also be covered under a directors and officers liability insurance policy(ies) paid for by the Company during your employment hereunder. The Company shall maintain directors and officers liability insurance for your benefit on terms and conditions generally applicable to the Company’s other senior executives. The Company’s obligations under this Section 5 are only for acts and omissions by you while you are employed by the Company under the terms of this letter but, with respect to such acts and omissions, shall survive termination of your employment and also termination or expiration of this letter.

6. Expenses. During your employment hereunder, you will be authorized to incur necessary and reasonable travel, entertainment and other business expenses in connection with your duties hereunder, and the Company shall promptly reimburse you for such expenses upon presentation of appropriate supporting documentation, all in accordance with the Company’s applicable policies.

7. Relocation. The Company will reimburse you for your reasonable relocation expenses related to your move from the Toronto, Ontario (Canada) metropolitan area to the San Francisco Bay Area (including temporary living expenses in the San Francisco Bay Area for up to 12 months until your family moves to California from Toronto). You will receive U.S. income tax restoration with respect to the relocation expenses in this Section 7, in the manner set forth in the Company’s relocation policy. You will also receive Canadian income tax restoration with respect to the relocation expenses in this Section 7, in a manner substantially consistent with the Company’s relocation policy as it applies to U.S. income tax restoration. In the event you voluntarily terminate your employment without Good Reason or your employment is terminated for Cause (as defined in Section 3(b)) prior to the first anniversary of your Start Date, you will be required to repay all of the reimbursements described in this Section 7 within thirty (30) days of the Termination Date (as defined in Section 9). In the event you voluntarily terminate your employment without Good Reason or your employment is terminated for Cause (as defined in Section 3(b)) on or after the first anniversary of your Start Date but prior to the second anniversary of your Start Date, you will be required to repay a pro-rata portion of the reimbursements described in this Section 7 within thirty (30) days of the Termination Date (as defined in Section 9) based on the number of calendar days remaining in the two year period commencing on the Start Date. For purposes of the preceding sentence, notwithstanding anything to the contrary in the Company’s relocation policy, “Cause” shall have the meaning set forth in Section 3(b) of this letter.

8. Visa Fees. The Company will pay for all fees and expenses associated with your obtaining a visa and authorization to work for the Company in the United States.

9. Termination for Any Reason. Upon the termination of your employment for any reason, you will be entitled to: (a) all unpaid salary and unpaid PTO accrued through the Termination Date and (b) any unreimbursed business expenses. You may also be eligible for other post-employment payments and benefits as provided in this letter or pursuant to other agreements or plans with the Company. For all purposes under this letter, “Termination Date” means the effective date of your termination of employment with the Company.

10. Termination Not Related to a Change-in-Control. Except in a termination related to a Change-in-Control (as defined in Section 13(c)), in the event that your employment is involuntarily terminated by the Company for reasons other than for Cause (as defined in Section 3(b)), death or Disability (as defined in Section 13(a)), or you voluntarily terminate your employment for Good Reason (as defined in Section 13(b) and subject to the notice and cure provisions described therein) or Material Diminution of Responsibilities (as defined in Section 13(d) and subject to the notice and cure provisions described therein), the Company will provide you the following in exchange for your release of any claims in a form reasonably acceptable to the Company:

(a) Subject to the last paragraph of this Section 10, your then current salary, at regular pay cycle intervals, for 24 months from the Termination Date, as defined in Section 9 (the “Severance Period”).

(b) Subject to the last paragraph of this Section 10, a pro-rated amount of your annual bonus that you would otherwise have received had you continued to be employed through the applicable payment date for the annual bonus performance period in which your termination occurs (without any discretionary downward individual adjustments), payable, if and when paid to other executives and based on actual performance results for the annual bonus performance period in question. Such bonus will be pro-rated based on the number of days you were employed by the Company during the applicable annual bonus performance period.

(c) Subject to the last paragraph of this Section 10, your annual bonus that you would otherwise have received had you continued to be employed through the applicable payment dates for the two annual bonus performance periods following the annual bonus performance period in which your termination occurs (without any discretionary downward individual adjustments), up to an annual maximum payment equal to 150% of your base salary at the rate in effect on the Termination Date (as defined in Section 9), payable, if and when paid to other executives and based on actual performance results for the annual bonus performance period(s) in question.

(d) The accelerated vesting of 25% of the unvested portion (determined as of the Termination Date, as defined in Section 9) of both the Fair Market Value Stock Options and Premium-Priced Stock Options granted on the Start Date.

(e) During the period in which you are receiving payments under Section 10(a), to the extent you continue your medical coverage under COBRA, reimbursement for a portion of your COBRA premiums equal to the Company-paid portion of the cost of such coverage for active employees under the plan as of the Termination Date (based on the level of coverage (e.g., individual or family coverage) that you have in effect under COBRA), provided that you substantiate to the reasonable satisfaction of the Company the payment of such premiums.

If at any time during the period commencing on the Termination Date (as defined in Section 9) and ending on the latest date that any amount is payable to you under this Section 10, you accept other employment or professional relationship with a competitor of the Company (defined as either (i) another company primarily engaged in the apparel design or apparel retail business or (ii) any retailer with apparel sales in excess of $500 million annually (a “Competitor”)), or if you breach your remaining obligations to the Company (e.g., your duty to protect confidential information, agreement not to solicit Company employees), then the Company’s obligations under Sections 10(a), 10(b), and

10(c) will cease such that you will not be entitled to any further payments thereunder. In addition, cash payments under Sections 10(a), 10(b), and 10(c) will be reduced by any cash compensation you earn (whether paid, deferred, base, incentive, or otherwise) other than the Excepted Fees (defined in the next sentence) during the Severance Period (as defined in Section 10(a)) and beyond with respect to the bonuses in Section 10(c) from other employment or any other professional relationship with a non-Competitor and you shall inform the Company in advance and keep the Company reasonably informed on a continuing basis of the terms of such employment or other professional relationship for this purpose. The Excepted Fees are fees up to $500,000 per 12-month period commencing on the Termination Date earned for providing director and/or consulting services to a non-Competitor while you are unemployed.

11. Termination Related to a Change-in-Control. In the event that one of the following occurs:

(a) Your employment is involuntarily terminated by the Company for reasons other than for Cause (as defined in Section 3(b)), death, or Disability (as defined in Section 13(a)) either in connection with a Change-in-Control (as defined in Section 13(c)) or within 12 months after such Change-in-Control; OR

(b) You voluntarily terminate your employment for Good Reason (as defined in Section 13(b) and subject to the notice and cure provisions described therein) within 12 months after such Change-in-Control; OR

(c) You voluntarily terminate your employment during the 30-day period commencing on the six-month anniversary of such Change-in-Control due to a Material Diminution of Responsibilities (as defined in Section 13(d) and subject to the notice and cure provisions described therein) that occurred on or after such Change-in-Control.

then the Company will provide you the following in exchange for your release of any claims in a form reasonably acceptable to the Company:

(i) A lump sum equivalent of 24 months of your then current salary.

(ii) A pro-rated amount of your annual bonus that you would otherwise have received had you continued to be employed through the applicable payment date for the annual bonus performance period in which your termination occurs (without any discretionary downward individual adjustments), payable, if and when paid to other executives and based on actual performance results for the annual bonus performance period in question. Such bonus will be pro-rated based on the number of days you were employed by the Company during the applicable annual bonus performance period.

(iii) Your annual bonus that you would otherwise have received had you continued to be employed through the applicable payment dates for the two annual bonus performance periods following the annual bonus performance period in which your termination occurs (without any discretionary downward individual adjustments), up to an annual maximum payment equal to 150% of your base salary at the rate in effect on the Termination Date (as defined in Section 9), payable, if and when paid to other executives and based on actual performance results for the annual bonus performance period(s) in question.

(iv) If your Termination Date (as defined in Section 9) occurs in Fiscal Year 2010 or 2011, in full satisfaction of the Initial Performance Share Award, you shall be entitled to receive such pro-rated number of shares of Company common stock (which shall be fully vested) subject to the Company’s achievement of the cumulative reported net earnings targets (as adjusted for those items specified in the resolutions of the Committee approving the Initial Performance Share Award) for the completed fiscal years prior to the beginning of the fiscal year of your termination (i.e., Fiscal Years 2008 and 2009 for a Termination Date in Fiscal Year 2010, and Fiscal Years 2008, 2009, and 2010 for a Termination Date in Fiscal Year 2011), as set forth under the “Acceleration of Performance Shares in Change-in-Control” heading contained in the Committee’s resolutions approving the Initial Performance Share Award.

(v) If your Termination Date (as defined in Section 9) occurs after the end of fiscal year 2011, full vesting of any portion of the Initial Performance Share Award that has been earned based on performance (as set forth in Section 3(d)(iii) of this letter) but has not otherwise vested.

(vi) Full vesting of your Fair Market Value Stock Options and Premium-Priced Stock Options granted on the Start Date that otherwise are not vested as of the Termination Date (as defined in Section 9).

(vii) To the extent you continue your medical coverage under COBRA, reimbursement for a portion of your COBRA premiums equal to the Company-paid portion of the cost of such coverage for active employees under the plan as of the Termination Date (based on the level of coverage (e.g., individual or family coverage) that you have in effect under COBRA), provided that you substantiate to the reasonable satisfaction of the Company the payment of such premiums.

For purposes of Section 11(a), your employment shall be deemed to be involuntarily terminated by the Company for reasons other than for Cause (as defined in Section 3(b)) in connection with such Change-in-Control if such termination occurs prior to such Change-in-Control and (i) is expressly required by the merger agreement or other instrument definitively governing such Change-in-Control or (ii) is made at the express written request of the other party (or parties) to the transaction constituting such Change-in-Control.

12. Termination for Cause. Without limiting Section 18, in the event you are terminated for Cause (as defined in Section 3(b)), you will be eligible for none of the transition or severance benefits described in Sections 10 and 11. In addition, you will forfeit all unvested Company equity-based awards.

13. Certain Definitions Relating to Termination.

(a) Disability Definition. “Disability” means a permanent and total disability within the meaning of section 22(e)(3) of the Internal Revenue Code (the “Code”), provided that the Committee in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Committee from time to time. Notwithstanding the preceding sentence, under no circumstances shall you be considered to have a Disability for purposes of this Section 13(a) if you are not eligible for long-term disability coverage under a Company-sponsored long-term disability plan that provides substantially comparable salary continuation benefits as those provided under the Company’s long-term disability plan in effect on the Start Date.

(b) Good Reason Definition. “Good Reason” shall mean any of the following that occur without your consent: (1) relocation of your primary work location by more than fifty (50) miles from San Francisco, (2) any reduction in your base salary or target annual bonus percentage opportunity, (3) your ceasing to be Chief Executive Officer of the Company, (4) the Company’s material breach of this letter or (5) the failure by the Company, following your written request to the Company’s General Counsel, to procure and deliver to you reasonably satisfactory evidence of the assumption of this Agreement by any successor as required by Section 21. Before “Good Reason” has been deemed to have occurred, you must give the Company written notice detailing why you believe a Good Reason event has occurred and such notice must be provided to the Company within thirty days of your actual knowledge of the initial occurrence of such alleged Good Reason event. The Company shall then have thirty days after its receipt of written notice to cure the item cited in the written notice so that “Good Reason” will have not formally occurred with respect to the event in question.

(c) Change-in-Control Definition. “Change-in-Control” means the consummation of one or more of the following events: (i) any “person” (as such term is used in Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”)) is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of shares representing more than 50% of the combined voting power of the then outstanding Voting Stock (as defined below in this Section 13(c)) of the Company; provided, however, that a “Change of Control” shall not be deemed to occur solely as the result of the acquisition by Donald G. Fisher, Doris F. Fisher, John J. Fisher, William Fisher and/or Robert R. Fisher (collectively, the “Fishers”) and the Permitted Designees (as defined below in this Section 13(c)) of shares representing in the aggregate more than 50% but less than 75% of the combined voting power of the then outstanding Voting Stock of the Company; (ii) the Company consolidates with or merges into any other corporation, any other corporation merges into the Company, or the Company effects a share exchange or the Company conveys, sells, transfers or leases all or substantially all (more than 75%) of its assets (other than to one or more of its wholly-owned subsidiaries), and, in the case of any such consolidation, merger or share exchange transaction, the outstanding Common Stock of the Company is reclassified into or exchanged for any other property or securities, unless the shareholders of the Company immediately before such transaction own, directly or indirectly immediately following such transaction, at least a majority of the combined voting power of the then outstanding Voting Stock of the entity resulting from such transaction in substantially the same proportion as their ownership of the Voting Stock of the Company immediately before such transaction, or unless such transaction is effected solely to change the jurisdiction of incorporation of the Company and results in a reclassification, conversion or exchange of outstanding shares of Common Stock solely into shares of Common Stock; (iii) the Company or the Company and its subsidiaries, taken as a whole, sells, assigns, conveys, transfers or leases all or substantially all (more than 75%) of the assets of the Company or of the Company and its subsidiaries, taken as a whole over a 12-month period, as applicable (other than to one or more wholly-owned subsidiaries of the Company); or (iv) any time the Continuing Directors (as defined below in this Section 13(c)) do not constitute a majority of the Board (or, if applicable, a successor entity to the Company).

For purposes of the above definition of Change-in-Control, “Continuing Directors” means, as of any date of determination, any member of the Board who (A) was a member of such Board on the Start Date (the “Original Directors”) or (B) was appointed, nominated for election, or elected to such Board with the approval of a majority of the Original Directors or Continuing Directors who were members of such Board at the time of such nomination or election.

For purposes of the above definition of Change-in-Control, “Permitted Designees” means (i) a spouse or lineal descendent by blood or adoption of any of the Fishers; (ii) trusts solely for the benefit of any of the Fishers, one or more charitable foundations, institutions or entities or any of the individuals referred to in clause (i); (iii) in the event of the death of a Fisher, his or her estate, heirs, executor, administrator, committee or other personal representative; or (iv) any Person (as defined below in this Section 13(c)) so long as any of the Fishers or any of the individuals referred to in clause (i) are the sole beneficial owners of more than 50% of the Voting Stock of such Person and constitute a majority of the board of directors of such Person, in the case of a corporation, or of the individuals exercising similar functions, in the case of an entity other than a corporation.

For purposes of the above definition of Change-in-Control, “Person” means any individual, corporation, partnership, joint venture, trust, estate, unincorporated organization, limited liability company or government or any agency or political subdivision thereof.

For purposes of the above definition of Change-in-Control, “Voting Stock” means all classes of capital stock (shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of the applicable entity, but excluding any debt securities convertible into such equity) of the applicable Person then outstanding and normally entitled to vote in the election of directors.

(d) Material Diminution of Responsibilities Definition. “Material Diminution of Responsibilities” means the occurrence of any of the following without your consent (i) you cease to report directly to the Board of the ultimate parent entity, (ii) one or more of your direct reports is required by the Board to report directly and solely to the Board instead of to you, (iii) you are required by the Board to report to another officer, (iv) you are no longer the CEO of the ultimate parent entity, (v) you remain the CEO of the ultimate parent entity but you are not the sole highest ranking officer of such entity in terms of responsibility and authority, or (vi) following a Change-in-Control as a result of which the Company ceases to be publicly traded on the New York Stock Exchange, Nasdaq or otherwise, you suffer a material adverse change in your authority as compared to your authority immediately prior to such Change-in-Control. In the event the Company ceases to be publicly traded on the New York Stock Exchange, Nasdaq or otherwise, the term “ultimate parent entity” used in this Section 13(d) shall not include any direct or indirect shareholders of the Company that are not publicly traded (other than parent entities that are both (i) operating companies whose primary purpose is not investment related and (ii) not directly or indirectly owned by a company whose primary purpose is investment related). A Material Diminution of Responsibilities shall not be deemed to have occurred solely by reason of the Company’s sale of one or more of its businesses or by an action taken in good faith to comply with applicable law, generally accepted accounting principles, regulatory guidance, or other similar guidance. Before “Material Diminution of Responsibilities” has been deemed to have occurred, you must give the Company written notice detailing why you believe a Material Diminution of Responsibilities event has occurred and such notice must be provided to the Company within thirty days of your actual knowledge of the initial occurrence of such alleged Material Diminution of Responsibilities event. The Company shall then have thirty days after its receipt of written notice to cure the item cited in the written notice so that “Material Diminution of Responsibilities” will have not formally occurred with respect to the event in question.

14. Internal Revenue Code Section 409A. Notwithstanding anything contained in this letter to the contrary, if you are deemed by the Company at the time of your “separation from service” with the Company to be a “specified employee,” each within the meaning of Section 409A of the Code (“409A”), any compensation or benefits to which you become entitled under this letter (or any agreement or plan referenced in this letter) in connection with such separation shall not be made or commence until the date which is six (6) months after your “separation from service” (or, if earlier, your death). Such deferral shall only be effected to the extent required to avoid adverse tax treatment to you, including (without limitation) the additional twenty percent (20%) tax for which you would otherwise be liable under Section 409A(a)(1)(B) of the Code in the absence of such deferral. Upon the expiration of the applicable deferral period, any compensation or benefits which would have otherwise been paid during that period (whether in a single sum or in installments) in the absence of this Section shall be paid to you or your beneficiary in one lump sum.

15. Section 280G. In the event that it is determined that any payment or distribution of any type to you or for your benefit made by the Company, by any of its affiliates, by any person who acquires ownership or effective control or ownership of a substantial portion of the

Company’s assets (within the meaning of Code Section 280G and the regulations thereunder) or by any affiliate of such person, whether paid or payable or distributed or distributable pursuant to the terms of this letter or otherwise, would be subject to the excise tax imposed by Code Section 4999 or any interest or penalties with respect to such excise tax (such excise tax, together with any such interest or penalties, are collectively referred to as the “Excise Tax”), then such payments or distributions or benefits shall be payable either: (i) in full or (ii) as to such lesser amount which would result in no portion of such payments or distributions or benefits being subject to the Excise Tax. You shall determine whether to receive the amounts provided in (i) or (ii) and if you select to reduce payments pursuant to (ii), then you shall also determine which payments or benefits will be reduced and in what magnitude. You and the Company shall furnish such documentation and documents as may be necessary for the Company’s independent external accountants to perform the requisite Code Section 280G computations and analysis.

16. No Conflicts with this Offer/Representations. You represent and warrant that you do not have any agreements, obligations, relationships or commitments to any other person or entity that conflict or would conflict with accepting this offer or fully performing your duties and obligations of this position, including, without limitation any ongoing obligations you may have to your former employer. You further represent that the credentials and information you provided to Company (or its agents) related to your qualifications and ability to perform this position are true and correct.

17. Abide by Company Policies. You agree to abide by all applicable Company policies including, but not limited to, policies contained in the Code of Business Conduct and the Securities Law Compliance Manual. You also agree to execute and abide by the attached Confidentiality, Non-Solicitation & Non-Disparagement Agreement before, during and after your employment with Company.

18. Recoupment Policy. You hereby agree and understand that you will be subject to the Company’s recoupment policy in effect from time to time. Under the current policy applicable to the Company’s senior executives, subject to the discretion and approval of the Board, the Company will, to the extent permitted by governing law, in all appropriate cases as determined by the Board, require reimbursement and/or cancellation of any bonus or other incentive compensation, including stock-based compensation, awarded to an executive officer or other member of the Company’s executive leadership team where all of the following factors are present: (a) the award was predicated upon the achievement of certain financial results that were subsequently the subject of a restatement, (b) in the Board’s view, the executive engaged in fraud or intentional misconduct that was a substantial contributing cause to the need for the restatement, and (c) a lower award would have been made to the executive based upon the restated financial results. In each such instance, the Company will seek to recover the individual executive’s entire annual bonus or award for the relevant period, plus a reasonable rate of interest.

19. Stock Ownership. Under Company policy, you are required to comply with certain stock ownership requirements as determined by the Board. Under current policy, you are required to own 150,000 shares of Company common stock within five years of the Start Date.

20. Choice of Law/Remedies for Breach. The validity, interpretation, construction and performance of this letter shall be governed by the laws of the State of California (except their provisions governing the choice of law). It is specifically understood and agreed that any breach of the attached Confidentiality, Non-Solicitation and Non-Disparagement Agreement and certain provisions of this letter (including, without limitation, Sections 1, 10, and 17) is likely to result in irreparable injury to the Company and that, in addition to any other remedy it may have, the Company shall, to the extent enforceable, be entitled to seek to enforce the specific performance of any obligation by you and to obtain both temporary and permanent injunctive relief without the necessity of proving actual damages. The parties hereby submit themselves to the Superior Court of California in and for the County of San Francisco for the purpose of enforcing this letter.

21. Successors. This letter shall be binding upon any successor (whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company’s business and/or assets, and the Company will require any such successor to expressly assume and agree in writing to perform this letter in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. For all purposes under this letter, the term “Company” shall include any successor to the Company’s business and/or assets which becomes bound by this letter by contract, operation of law or otherwise. This letter will inure to the benefit of and be enforceable by you and your personal or legal representatives, executors, estate, trustee, administrators, successors, heirs, distributees, devisees and legatees, as applicable. If you die and any amounts become payable under this letter, the Company will pay those amounts to your estate or named beneficiary, as applicable, except as otherwise may be required by applicable law.

22. Notice. Notices and all other communications contemplated by this letter shall be in writing and shall be deemed to have been duly given when personally delivered, mailed by overnight courier, or sent by confirmed facsimile. In your case, mailed notices shall be addressed to you at the home address that you most recently communicated to the Company in writing. In the case of the Company, mailed notices shall be addressed to its corporate headquarters, and all notices shall be directed to the attention of its Chief Legal and Administrative Officer or General Counsel.

23. Modifications and Waivers. No provision of this letter shall be modified, waived or discharged unless the modification, waiver or discharge is agreed to in writing and signed by you and by the Chief Legal and Administrative Officer or General Counsel of the Company. No waiver by either party of any breach of, or of compliance with, any condition or provision of this letter by the other party shall be considered a waiver of any other condition or provision or of the same condition or provision at another time.

24. Whole Agreement. Except for those agreements or plans specifically referenced herein, this letter contains the entire understanding of the parties with respect to the subject matter hereof and supersedes any other agreements, representations or understandings (whether oral or written and whether express or implied) with respect to the subject matter hereof. In the event of any conflict in terms between this letter and any other agreement not specifically referenced herein executed by and between you and the Company, the terms of this letter shall prevail and govern. For the avoidance of doubt, in the case of a conflict between this letter and the terms of the Fair Market Value Stock Options, Premium-Priced Stock Options, and the Initial Performance Share Award, as set forth in the Company’s 2006 Long-Term Incentive Plan (and the related award agreements), except as set forth in Section 10(d), 11(iv), 11(v), and 11(vi) of this letter, the terms set forth in the Company’s 2006 Long-Term Incentive Plan (and the related award agreements) shall control. The attached Confidentiality, Non-Solicitation & Non-Disparagement Agreement shall be considered part of this letter for all purposes.

25. Legal Fees. The Company shall reimburse you for all reasonable legal fees and expenses (including, without limitation, reasonable legal fees for your immigration counsel) and reasonable fees of your tax advisors incurred in connection with the negotiation, preparation and execution of this letter not to exceed $50,000 in the aggregate.

26. Withholding Taxes. All payments made under this letter shall be subject to reduction to reflect taxes or other charges required to be withheld by law.

27. Severability. The invalidity or unenforceability of any provision or provisions of this letter shall not affect the validity or enforceability of any other provision hereof, which shall remain in full force and effect.

28. Assignment. The Company may assign its rights under this letter to any entity that expressly in writing assumes the Company’s obligations hereunder in the same manner and to the same extent that the Company would be required to perform such obligations in connection with any sale or transfer of all or substantially all of the Company’s assets to such entity.

29. No Mitigation. In the event of your termination of your employment, you will be under no obligation to seek other employment or take any other action by way of mitigation of the amounts payable, or benefits provided, to you under this letter.

30. Non-Exclusivity of Rights. Except as specifically set forth in this letter and without limiting the Committee’s sole discretion to provide otherwise, nothing in this letter will prevent or limit your future participation in any benefit or compensation plan, program, policy or practice provided by the Company and for which you may qualify, nor shall anything herein limit or otherwise affect such rights as you may have under any other contract or agreement entered into after the Start Date. Amounts that are vested benefits or that you are entitled to receive under any benefit or compensation plan, policy, practice or program of, or any contract or agreement entered into after the date hereof with, the Company at or subsequent to the date your employment with the Company terminates will be payable in accordance with such benefit or compensation plan, policy, practice, program, contract or agreement, except as explicitly modified by this letter.

31. Cooperation. Following termination of your employment for any reason, you shall reasonably cooperate with, assist and provide information to the Company and its respective affiliates concerning any matters about which you have knowledge because of your prior employment with the Company or their respective affiliates or your prior involvement as an officer or director of the Company and/or any of its affiliates. Your agreement to cooperate with, assist and/or provide information to the Company and their respective affiliates includes, if necessary, assistance by you in any litigation matters. Such assistance and cooperation will be scheduled at times and locations personally convenient for you and not inconsistent with the responsibilities you may have with subsequent employment or rendering of services, except where such scheduling is unreasonable or impracticable (giving the needs of both parties equal weight) under all of the circumstances. The Company or their respective affiliates shall pay, or reimburse you, for reasonable, out-of-pocket costs incurred by you in providing such assistance (e.g., reasonable travel costs and reasonable legal fees). In the event that you shall be required to provide services pursuant to this Section in excess of ten (10) hours in any month, you shall be compensated at a rate of $5,000 per 8-hour day (pro-rated for any partial days of service); provided, however, that you shall not be compensated for any service that you otherwise are required to perform pursuant to applicable law.

32. Counterparts. This letter may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Please review and sign this letter, which incorporates the Confidentiality, Non-Solicitation & Non-Disparagement Agreement attached, and return them to Chief Legal and Administrative Officer. We must receive your signed letter before the Start Date.

Glenn, it is our pleasure to extend this offer. We look forward to working with you.

Yours sincerely,

/S/ LAURI SHANAHAN
Lauri Shanahan
EVP and Chief Legal and Administrative Officer

Confirmed this 25th day of July, 2007

/S/ GLENN MURPHY
Glenn Murphy

CONFIDENTIALITY, NON-SOLICITATION & NON-DISPARAGEMENT AGREEMENT

I, Glenn Murphy, in consideration of the offer of employment with The Gap, Inc. (the “Company”), acknowledge that the services I will perform for the Company are unique and extraordinary and that I will be in a relationship of confidence and trust with the Company. As a result, during my employment with the Company, I will acquire “Confidential Information” that is (1) owned or controlled by the Company, (2) in the possession of the Company and belonging to third parties, and/or (3) conceived, originated, discovered or developed in whole or in part by me. Confidential Information includes trade secrets and other confidential or proprietary business, technical, strategic, marketing, legal, personnel or financial information (including, without limitation, financial forecasts or reports and pro-forma financial models), whether or not my work product, in written, graphic, oral or other tangible or intangible forms, including, but not limited to: board or executive presentations; strategic plans; unannounced product information, specifications, samples or designs; sales and pricing practices; computer programs; drawings, photographs, diagrams, models; vendor or customer names; the products a vendor supplies to the Company; customer research results; employee lists or organizational charts; company e-mail or telephone directories; individual employee compensation and benefits information; business or marketing plans; studies, analyses, projections and reports; communication with attorneys; and software systems and processes. Any information that is not readily available to the public shall be considered to be a trade secret and confidential and proprietary.

I agree that I will keep the Confidential Information in strictest confidence and trust. I will not, without the prior written consent of the Company’s General Counsel, directly or indirectly use or disclose to any person or entity any Confidential Information, during or after my employment, except as is necessary in the ordinary course of performing my duties while employed by the Company, or if required to be disclosed by order of a court of competent jurisdiction, administrative agency or governmental body, or by subpoena, summons or other legal process, provided that prior to such disclosure, the Company is given reasonable advance notice of such order and an opportunity to object to such disclosure.

I agree that in the event of my employment termination for any reason, I will immediately deliver to the Company all company property, including all documents, materials or property of any description, or any reproduction of such materials, containing or pertaining to any Confidential Information.

In order to protect the Confidential Information, I agree that so long as I am employed by the Company, and for a period of two years thereafter, I will not directly or indirectly, on behalf of me, any other person or entity, solicit, call upon, recruit, or attempt to solicit any of the Company’s employees or in any way encourage any Company employee to leave their employment with the Company. For this purpose, advertisements for employment that do not directly or indirectly identify me placed in newspapers of general circulation will not be considered solicitation. I further agree that I will not directly or indirectly, on behalf of me, any other person or entity, interfere or attempt to interfere with the Company’s relationship with any person who at any time was an employee, consultant, customer or vendor or otherwise has or had a business relationship with the Company.

I agree now, and after my employment with the Company terminates, not to directly or indirectly, disparage the Company in any way or to make negative, derogatory or untrue statements about the Company, its business activities, or any of its directors, managers, officers, employees, affiliates, agents or representatives to any person or entity.

ACKNOWLEDGED AND AGREED TO THIS 25TH DAY OF JULY, 2007.

/S/ GLENN MURPHY
Glenn Murphy